April 3, 2024

Via EDGAR

Mr. Mark Wojciechowski

Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips

Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 15, 2024
File No. 001-32395

Dear Mr. Wojciechowski:

Our responses to the comments raised in your letter dated March 22, 2024, are set forth below. The Staff’s comment is shown in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis

Income Statement Analysis, page 41

1.	We note that your discussion and analysis of the income statement is limited to providing a list of line items along with quantification of changes for each caption during 2023, and a few remarks indicating the primary reasons for the change. However, you neither disclose nor discuss any numerical measures of activity from the income statement, either on a consolidated or segment basis, other than net income or loss, a few details of the corporate and other segment measure on page 49, and exploration expense on page 42.

We believe that you would need to substantively revise your disclosures to comply with Item 303(a) of Regulation S-K, which requires a discussion and analysis "of the financial statements" and describes the objective as "to provide material information relevant to an assessment of the financial condition and results of operations" with the expectation that such disclosures will allow investors to view the business from management's perspective. This guidance states that you should "focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition," and provide within your disclosures "descriptions and amounts of matters that have had a material impact on reported operations."

We believe that disclosures of changes in line items should be accompanied by the corresponding measures of activity, including revenues and any costs and expenses that are material, to provide not only for an assessment of the periodic results and management's perspective, but also to provide context for the periodic changes, to clarify the significance of the change relative to the measures that are exhibiting the change. For example, we suggest including tabulations adjacent to your discussion and analyses of the consolidated results on page 41, and of the segment results on pages 44 through 48.

U.S. Securities and Exchange Commission

April 3, 2024

Please submit the revisions that you propose to address the concerns outlined above and explain to us how you have considered the indicative value of the financial information reported on the various line items of your income statement in formulating your disclosures; and to the extent that you believe the activity is not relevant to an assessment of your results of operations, explain to us the rationale underlying your view.

Response:

As an independent exploration and production (“E&P”) company, we fundamentally operate a commodity business. The results of our operations and financial condition are generally correlated with market prices for crude oil and natural gas, and our production, which is materially equivalent to sales volumes. Therefore, the primary measures of activity for our results of operations, for any particular period, are production and changes in the market prices of produced commodities. To assist investors, and in compliance with Item 303(a) of Regulation S-K, which requires the disclosure of material information relevant to an assessment of our financial condition and results of operations, we provide both qualitative discussion of the impact of prices on the E&P industry broadly and on our business as well as tabular quantitative data concerning production volumes and sales prices both on a consolidated basis as well as for each of our segments, which we supplement with additional disclosure to understand changes over reported periods.

We discuss the overall E&P industry pricing environment in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) of our Annual Report on Form 10-K for the Fiscal Year Ended Decembrer 31, 2023 (the “10-K”) entitled “Business Environment and Executive Overview—Business Environment—Commodity Prices,” including material factors impacting the market prices and our realized prices for Brent crude oil and WTI crude oil, Henry Hub natural gas, bitumen and worldwide annual average prices for the year (see page 38). The MD&A consistently emphasizes the material uncertainty of commodity price levels in future fiscal periods, which we note “are subject to factors external to the company and over which we have no control.” The MD&A also shows how such uncertainty impacts management’s perspective on the business, as demonstrated through our foundational principles, which “consist of maintaining balance sheet strength, providing peer-leading distributions, making disciplined investments and demonstrating responsible and reliable ESG performance, all of which support strong financial returns and mitigate uncertainty associated with volatile commodity prices” (see page 36).

From management’s perspective, realized prices and production volumes for the period are the primary material activity drivers relevant to an assessment of our financial condition and result of operations. Therefore, in addition to our discussion of macroeconomic factors affecting the E&P industry, we also include detailed tabular disclosure of the primary activity factors in the “Results of Operations—Summary Operating Statistics” (see pages 42 and 44 through 48). These quantitative statistics provide the average daily production and average realized prices by type of commodity on a consolidated basis, for equity affiliates, and by segment for all periods presented. Providing this level of disaggregated quantitative information allows investors to view the business from management’s perspective pursuant to the objectives described in Item 303(a) of Regulation S-K, focusing on the dynamics and trends that are most indicative of our financial condition and results of operations.

U.S. Securities and Exchange Commission

April 3, 2024

To the extent measures of activity other than production and pricing factors are material to our results of operations, we separately disclose and discuss such factors impacting our consolidated financial statements on an income statement individual line-item basis. For example:

•	We detail the year-over-year decrease in gain on dispositions of $849 million, quantifying the largest material driver of activity, and referencing the footnote with further detail regarding remaining activity. (Page 41.)

•	We detail the year-over-year decrease in other income of $19 million, which as an Income Statement line item did not incur a material change, but did, however, have offsetting movements. In our explanation, we quantify that the primary driver was an absence of $251 million gain from the sale of our Cenovus Energy common shares from the prior year, offset by interest income, and provide a reference to a footnote with further information about our prior investment in Cenovus Energy. (Page 41.)

•	We clarify that the year-over-year impairment in foreign currency transaction (gain) loss of $192 million was primarily due to a $112 million loss associated with forward contracts in support of our Surmont acquisition in 2023, and provide a reference to a footnote providing more information about that transaction including the forward contracts. (Page 41.)

•	Similarly, we provide detail regarding the activity leading to the change in exploration expenses, providing additional tabular disclosure. Exploration activity is not directly correlated to production activity or oil and gas market pricing dynamics, but we believe that inclusion of such disclosure enhances a reader’s understanding of our financial condition and results of operations. Furthermore, leasehold impairment and dry hole expenses reflect unfavorable impacts on future sales and other operating revenues. (Page 42.)

We purposefully discuss the above items in our year-over-year analysis, in part as they are material to our current financial condition and results of operations, but also because they are discrete items that are not necessarily indicative of future operating results and would be beneficial for an investor to understand.

To provide additional context for periodic results, we also provide discussion of results by segment, providing additional explanations for changes impacting net income. Segment results, except for Other International and Corporate and Other, follow the presentation of the production and pricing activity drivers described above. We include tables displaying production and average sales price, disaggregated by product, for each segment. We confirm factors that correlate with the primary activity drivers (for example, under “—Net Income (Loss),” we describe negative impacts of higher DD&A expenses and higher production and operating expenses associated with higher production volumes). Providing additional detail from management’s perspective, we disclose under separate headings other material measures of activity that are significant to the segment’s results. For example, in “—Canada—Surmont Acquisition,” we separately disclose and quantify the impacts of a material acquisition in the Canada segment, describing the impact on results through additional production volumes under “—Production” as well (see page 46). Similarly, in “Europe, Middle East and North Africa—Exploration Activity” we describe a $37 million expense attributable to a specific event for the period, the determination of a discovery well as a dry hole (see page 47).

We respectfully submit that the disclosure we provide in MD&A as described above, including both quantitative and qualitative information at both a consolidated and disaggregated segment level, provides measures of activity and descriptions and amounts of matters that have materially impacted our reported operations for the period. The culmination of this information provides a thorough analysis and discussion of our financial statements as required by Item 303(a) of Regulation S-K.

U.S. Securities and Exchange Commission

April 3, 2024

2.	We note that in discussing changes in the consolidated and segment results there are several instances in which you identify multiple reasons without quantifying the extent of change attributable to each item mentioned. For example, you state that the change in revenues is "primarily due to lower realized commodity prices partially offset by higher sales volumes," and that the increase in production and operating expenses is "due to increased well work activities and higher production volumes."

Item 303(b) of Regulation S-K, requires that when financial statements reflect material changes in line items, including changes that offset one another within line items, the underlying reasons be described in quantitative and qualitative terms, which extends to segment information when necessary to an understanding of the business.

The guidance in subparagraphs (b)(2)(i), (ii), and (iii) further clarifies that such disclosures should address any significant economic changes that materially affected income from continuing operations, including "significant components of revenues or expenses" that are material to an understanding of the results of operations, trends or uncertainties that have had or that are reasonably likely to have "a material impact on net sales or revenues," events that are reasonably likely to cause "a material change in the relationship between costs and revenues," and when there have been material changes in net sales or revenues, this guidance requires that you quantify the extent to which such changes are attributable to changes in volumes, and separately to changes in prices.

Please submit the revisions that you propose to address the concerns outlined above and identify the specific language within the revisions that you believe will address each requirement that is mentioned, such as the effects of significant economic changes on components of revenues and expenses, material changes in the relationships between costs and revenues, and your view of the apparent trends exhibited by the historical activity reported on the various line items of your income statement.

Response:

We focus our analysis of the results of operations specifically on known material events and uncertainties, including descriptions and amounts of matters that had a material impact on reported operations. As noted in the preceding response, the nature of the oil and gas E&P business focuses this analysis on our production activities and sales volumes, as well as the impact of market pricing. By disclosing disaggregated production by type of commodity and realized prices by commodity, on consolidated, equity affiliate, and segment bases, investors are able to understand the variances attributable to production activity changes and pricing fluctuations individually for the periods presented.

Where material to an understanding of results, we have identified and discussed additional individual factors in the variance explanation of changes over reported periods. When these factors are described in addition to the price and production changes, the incremental change beyond the price and production variances are attributable to these factors. For example, under “Income Statement Analysis” on page 41, we explain the $687 million increase in production and operating expense is attributable to the additional production volumes, correlated proportionately to the production increases that have been disclosed and quantified, with the only additional notable factor being due to well work activities.

U.S. Securities and Exchange Commission

April 3, 2024

In many cases, we use the terms “primarily” or “partially offset by” to convey the causes of material changes from period to period in accordance with Item 303(b) of Regulation S-K to enhance a reader’s understanding of certain line items from the results of operations. The absence of a quantification of individual named items covered by the terms “primarily” or “partially offset by” conveys the concept that no individual item needs to be quantified to assist the reader in understanding a variance between the two periods. Stated differently, we would not rely solely on the terms “primarily” or “partially offset by” if quantification were required to convey material information. For example, we explain the year-over-year increase in DD&A of $766 million, attributing this primarily to increases in DD&A rates, further commenting on reasons for rate revisions. The remaining change is attributed to higher overall production volumes, which are quantified as detailed in the preceding response. (Page 41.)

We acknowledge the Staff’s comments but respectfully submit that the disclosures in our 2023 Form 10-K are compliant with applicable SEC rules and interpretations, including Item 303 of Regulation S-K. However, we will continue to evaluate our compliance with these rules and interpretations in future filings as there are changes in our business.

An electronic version of this letter has been filed via EDGAR.

Very truly yours,

/s/ William L. Bullock, Jr.

William L. Bullock, Jr.
Executive Vice President and
Chief Financial Officer of ConocoPhillips

cc:	Mr. Arjun N. Murti
Chairman of the Audit and
Finance Committee
Mr. Ryan M. Lance
Chairman of the Board of Directors and
Chief Executive Officer
Ms. Kelly Rose
Senior Vice President, Legal,
General Counsel and Corporate Secretary
Mr. Christopher P. Delk
Vice President and Controller
Mr. Daron Houston
Ernst & Young LLP